Exhibit 21

LIST OF SUBSIDIARIES

First Choice Healthcare Solutions, Inc. has the following subsidiaries:

Subsidiaries’ Name	Jurisdiction of Incorporation or Organization	Owned by:	Percentage of Ownership
FCID Medical, Inc.	Florida	First Choice Healthcare Solutions, Inc.	100%
FCID Holdings, Inc.	Florida	First Choice Healthcare Solutions, Inc.	100%
MTMC of Melbourne, Inc.	Florida	First Choice Healthcare Solutions, Inc.	100%

First Choice Medical Group of Brevard, LLC	Florida	FCID Medical, Inc.	100%

Marina Towers, LLC	Florida	FCID Holdings, Inc.	99%
		MTMC of Melbourne, Inc.	1%